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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        INTEGRATED SENSOR SOLUTIONS, INC.
                            (Name of Subject Company)

                         SENSOR ACQUISITION CORPORATION
                         TEXAS INSTRUMENTS INCORPORATED
                                    (Bidder)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    45814M102
                      (CUSIP Number of Class of Securities)

                            Richard J. Agnich, Esq.
                         TEXAS INSTRUMENTS INCORPORATED
                           8505 Forest Lane, M/S 8658
                              Dallas, Texas 75243
                                 (972) 480-5050
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              R. SCOTT COHEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         100 CRESCENT COURT, SUITE 1300
                            DALLAS, TEXAS 75201-6950
                                  214-746-7738

                            CALCULATION OF FILING FEE
                    TRANSACTION VALUATION* $65,896,726
                       AMOUNT OF FILING FEE $13,180.00


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         * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of (i) 7,713,082 shares of common stock, $.001 par value (the "Shares"), of Integrated Sensor Solutions, Inc. (the "Company") at a price per Share of $8.05 in cash (the "Offer Price") and (ii) the cancellation and settlement with respect to (a) 728,248 options granted under the Company's stock option plans and (b) 58,566 warrants. Such number of shares, options and warrants represents all of the shares, options and warrants outstanding as of April 28, 1999 (except for those warrants to be cancelled and terminated without payment of any consideration).

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Amount previously paid: none. Form or registration no.: n/a Filing party: n/a Date filed: n/a



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                                  TENDER OFFER

         This Tender Offer Statement on Schedule 14D-1 is filed by Sensor Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Texas Instruments Incorporated, a Delaware corporation and the sole stockholder of the Purchaser ("Parent"), relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Integrated Sensor Solutions, Inc., a Delaware corporation, at $8.05 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits 99(a)(1) and 99(a)(2), respectively (which, as amended or supplemented from time to time, together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.      SECURITY AND SUBJECT COMPANY

         (a) The name of the subject company is Integrated Sensor Solutions, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 625 River Oaks Parkway, San Jose, California 95134.

         (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 6 - "Price Range of Shares; Dividends On the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.      IDENTITY AND BACKGROUND

         (a)-(d), (g) This Statement is filed by the Purchaser and Parent. The information set forth in the Introduction, in Section 9 - "Certain Information Concerning the Purchaser and Parent" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

         (e)-(f) During the last five years, neither the Purchaser nor Parent nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.      PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT
             COMPANY

         (a) The information set forth in Section 9 - "Certain Information Concerning the Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in Section 11 - "Background of the Offer; Contacts with the Company" and in Section 12 - "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Stockholders Agreement; Confidentiality Agreement; Other Matters" of the Offer to Purchase is incorporated herein by reference.


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ITEM 4.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) The information set forth in Section 10 - "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

ITEM 5.      PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

         (a)-(g) The information set forth in the Introduction, in Section 7 - "Effect of the Offer on the Market for the Shares; NASDAQ Trading; and Exchange Act Registration; Margin Securities" and in Section 12 - "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Stockholders Agreement; Confidentiality Agreement; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a)-(b) The information set forth in the Introduction and in Section 12
- "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Stockholders Agreement; Confidentiality Agreement; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         The information set forth in the Introduction, in Section 11 - "Background of the Offer; Contacts with the Company," and in Section 12 - "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Stockholders Agreement; Confidentiality Agreement; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.      PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

         The information set forth in the Introduction, in Section 16 - "Fees and Expenses" and in Section 17 "Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.      FINANCIAL STATEMENTS OF CERTAIN BIDDER[S]

         Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

         (a) The information set forth in the Introduction, in Section 9 - "Certain Information Concerning the Purchaser and Parent," in Section 11 - "Background of the Offer; Contacts with the Company," and in Section 12 - "Purpose of the Offer, and the Merger; Plans for the Company; Merger Agreement; Stockholders Agreement; Confidentiality Agreement; Other Matters"


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of the Offer to Purchase is incorporated herein by reference.

         (b)-(c) The information set forth in Section 12 - "Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Stockholders Agreement; Confidentiality Agreement; Other Matters" and in Section 15 - "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 7 - "Effect of the Offer on the Market for the Shares; NASDAQ Trading; Exchange Act Registration; Margin Securities" of the Offer to Purchase is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

       99(a)(1) Offer to Purchase, dated May 7, 1999.

       99(a)(2) Letter of Transmittal.

       99(a)(3) Notice of Guaranteed Delivery.

       99(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

       99(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

       99(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

       99(a)(7) Form of Summary Advertisement, dated May 7, 1999.

       99(a)(8) Text of Press Release, dated May 3, 1999.

       99(c)(1) Agreement and Plan of Merger dated as of May 3, 1999, by and among Parent, the Purchaser and the Company.

       99(c)(2) Stockholders Agreement dated as of May 3, 1999, by and among the Purchaser, Manher D. Naik, Donald Paulus, Ramesh Sirsi, David Satterfield, Nagano Keiki Co., Ltd., Breed Technologies, Inc., WK Technology Funds, and
Vinod K. Sood, Sood Family Trust dated 5/14/90.

       99(c)(3) Confidentiality Agreement dated as of March 2, 1999, by and between Parent and the Company.


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         (d) None.

         (e) Not applicable.

         (f) None.


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                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                         Dated: May 7, 1999

                                         SENSOR ACQUISITION CORPORATION


                                         By: /s/ MARTHA N. SULLIVAN
                                             ----------------------------------
                                         Name:   Martha N. Sullivan
                                         Title:  President


                                         TEXAS INSTRUMENTS INCORPORATED


                                         By: /s/ RICHARD K. TEMPLETON
                                             ----------------------------------
                                         Name:   Richard K. Templeton
                                         Title:  Executive Vice President


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                                  EXHIBIT INDEX

EXHIBIT                                                                              PAGE NO.
-------                                                                              --------

99(a)(1)            Offer to Purchase, dated May 7, 1999.
99(a)(2)            Letter of Transmittal.
99(a)(3)            Notice of Guaranteed Delivery.
99(a)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust Companies,
                    and Other Nominees.
99(a)(5)            Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                    Trust Companies, and Other Nominees.
99(a)(6)            Guidelines for Certification of Taxpayer Identification Number on
                    Substitute Form W-9.
99(a)(7)            Form of Summary Advertisement, dated May 7, 1999.
99(a)(8)            Text of Press Release, dated May 3, 1999.
99(c)(1)            Agreement and Plan of Merger dated as of May 3, 1999, by and among Parent, the Purchaser and the Company.
99(c)(2)            Stockholders Agreement dated as of May 3, 1999, by and among the Purchaser, Manher D. Naik, Donald Paulus, Ramesh Sirsi,
                    David Satterfield, Nagano Keiki Co., Ltd, Breed Technologies,
                    Inc., WK Technology Funds, and Vinod K. Sood, Sood Family Trust
                    dated 5/14/90
99(c)(3)            Confidentiality Agreement dated as of March 2, 1999, by and between Parent and the Company.


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